3/20



06011751

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Capitaland Limited

*CURRENT ADDRESS

PROCESSED
MAR 2 1 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4507 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/20/06

Embargoed for release till 5.05 pm, 16 February 2006



AR/S 12-31-05

CAPITALAND LIMITED

(Registration Number : 198900036N)

2005 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS



CAPITALAND LIMITED
2005 FULL YEAR FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

1(a)(i) Income Statement

	Group					
	4Q 2005 S$'000	**4Q 2004 S$'000 (Restated)**	**% Change**	**FY 2005 S$'000**	**FY 2004 S$'000 (Restated)**	**% Change**
Continuing operations						
Revenue	**898,796**	**1,065,660**	**(15.7)**	**3,845,637**	**3,179,064**	**21.0**
Cost of sales	(708,971)	(766,514)	(7.5)	(3,036,173)	(2,319,895)	30.9
Gross profit	189,825	299,146	(36.5)	809,464	859,169	(5.8)
Other operating income	174,467	76,073	129.3	361,655	327,488	10.4
Administrative expenses	(116,383)	(46,350)	151.1	(390,295)	(291,886)	33.7
Other operating expenses	(38,423)	(84,420)	(54.5)	(43,632)	(207,888)	(79.0)
Profit from continuing operations	**209,486**	**244,449**	**(14.3)**	**737,192**	**686,883**	**7.3**
Finance costs	(82,385)	(79,458)	3.7	(274,581)	(263,612)	4.2
Share of results of:						
- associates*	41,702	22,013	89.4	108,905	73,202	48.8
- jointly controlled entities*	3,855	13,152	(70.7)	14,293	47,773	(70.1)
- partnership*	(628)	4,541	NM	(114)	4,541	NM
	44,929	39,706	13.2	123,084	125,516	(1.9)
Profit before taxation from continuing operations	172,030	204,697	(16.0)	585,695	548,787	6.7
Taxation	(71,877)	(38,296)	87.7	(152,020)	(109,174)	39.2
Profit after taxation from continuing operations	100,153	166,401	(39.8)	433,675	439,613	(1.4)
Discontinued operations						
Profit after taxation from discontinued operations	50,761	18,958	167.8	741,963	26,094	NM
Profit after taxation	150,914	185,359	(18.6)	1,175,638	465,707	152.4
Attributable to:						
Equity holders of the Company ("PATMI")	**93,179**	**111,471**	**(16.4)**	**750,510**	**305,681**	**145.5**
Minority interests (MI)	57,735	73,888	(21.9)	425,128	160,026	165.7
	150,914	185,359	(18.6)	1,175,638	465,707	152.4

* Share of associates', jointly controlled entities' and partnership's results are net of tax.

NM : *Not meaningful.*

Note : *The comparative profit and loss accounts ("P/L") for 4Q and FY 2004 had been restated to take into account the retrospective adjustments relating to FRS 102 - Share-based Payment, FRS 105 - Non-current Assets Held for Sale and Discontinued Operations and revenue recognition policy for sale of development properties in Australia. Please refer to Item 4 for details.*

In respect of FRS 103 - Business Combinations which was adopted in 2004, the adjustments arising from this adoption were taken up in 4Q 2004 when the financial impact was finalised. For a more meaningful comparison with the current period P/L, 4Q 2004 P/L had also been restated to reflect the amount of amortisation expenses reversed in that quarter.

1(a)(ii) Breakdown and Explanatory Notes to Income Statement

4Q 2005 vs 4Q 2004

	Note	Group		
		4Q 2005 S$'000	4Q 2004 S$'000 (Restated)	% Change
Revenue	A	**898,796**	**1,065,660**	**(15.7)**
Cost of Sales		(708,971)	(766,514)	(7.5)
Gross Profit		**189,825**	**299,146**	**(36.5)**
Other Operating Income	B	**174,467**	**76,073**	**129.3**
Investment income		2,069	18,997	(89.1)
Other income including interest income and portfolio gains		168,441	56,990	195.6
Foreign exchange gain		3,957	86	NM
Other Operating Expenses	C	**(38,423)**	**(84,420)**	**(54.5)**
Revaluation deficits of investment properties		(32,025)	(56,742)	(43.6)
Reduction in value of investments		(5,054)	(18,445)	(72.6)
Others		(1,344)	(9,233)	(85.4)
Administrative Expenses	D	**(116,383)**	**(46,350)**	**151.1**
Included in Administrative Expenses:-				
Depreciation and amortisation		(7,174)	(12,122)	(40.8)
Provision for doubtful debts and bad debts		(1,522)	(12,850)	(88.2)
Profit after taxation from discontinued operations	E	**50,761**	**18,958**	**167.8**
Profit after taxation before gain on sale of discontinued operations		–	18,958	NM
Gain on sale of discontinued operations		50,761	–	NM

(A) Revenue, Cost of Sales

Revenue decreased largely attributable to a slow down of sales in the China residential property market and de-consolidation of RC Hotel as it became an associate following the divestment of the hotel business in September 2005, partially mitigated by higher contributions from serviced residence operations. In line with the lower revenue, cost of sales also shown a decrease but to a lesser extent as 4Q 2004's cost of sales included a higher write back of provisions for foreseeable losses.

(B) Other Operating Income

4Q 2005's investment income of $2.1 million came mainly from the dividend of $1.1 million from our investment in listed Sea View Hotel Ltd ("Seaview"). In 4Q 2004, dividend from Seaview was $18.4 million.

Other income, including interest income and portfolio gains, was $168.4 million which was about $111.5 million higher than 4Q 2004. The increase was largely attributable to higher portfolio gains ($69.0 million), higher interest income ($13.9 million) and the marked-to-market gains ($19.6 million) from the Group's financial derivatives/assets under FRS 39 which came into effect on 1 January 2005.

The foreign exchange gain of $4.0 million arose mainly from the revaluation of certain USD denominated loans, as a result of the RMB strengthening against the USD during the quarter.

1(a)(ii) Breakdown and Explanatory Notes to Income Statement (cont'd)

(C) Other Operating Expenses

4Q 2005 other operating expenses included a revaluation deficit of investments of subsidiaries charged to P/L of $32.0 million compared to $56.7 million recorded in 4Q 2004. There was also a provision of $18.4 million recorded in 4Q 2004 vs $1.1 million recorded in 4Q 2005, as a reduction in the carrying cost for investment in Sea View.

(D) Administrative Expenses

Administrative expenses comprise staff costs, depreciation expenses, operating lease expenses and other administrative expenses. Administrative expenses in 4Q 2005 of $116.4 million were about $70.0 million higher than 4Q 2004. The variance was largely attributable to 4Q 2004 administrative expenses being lowered due to the one-off recognition of $45.0 million negative goodwill arising from the consolidation of Ascott's Citadines, and also due to higher accruals in 4Q 2005 related to variable remuneration including share-based expenses and bonus provision for full year performance.

(E) Profit after taxation from discontinued operations

Profit after taxation from discontinued operations of $50.8 million pertained to the additional consideration in respect of net debt and net asset adjustments for the 9 months ended September 2005 as provided for pursuant to the Sale and Purchase Agreement entered into with Colony.

(F) Taxation expense and adjustments for under-provision of tax in respect of prior years

The current tax expense is based on the statutory tax rates of the respective countries in which the companies operate and has taken into account non-deductible expenses and temporary differences.

The higher tax expense ($71.9 million in 4Q 2005 vs $38.3 million in 4Q 2004) was due to under-provision of tax in respect of prior years. There was a $35.0 million under-provision of tax for prior years (4Q 2004 : under-provision of $2.6 million) arising from tax charge in respect of the sale of a property as well as non-deductibility of expenses.

(G) Gain on sale of investments	$M
Parco Bugis Junction (Retail and Office component)	39.6
Four Seasons Hotel	12.2
2 units of apartments in Hong Kong Parkview	3.0
Seiyu Singapore Pte Ltd	2.7
Others (net)	2.9
Total Group's share of gain after tax & MI for 4Q 2005	**60.4**

1(a)(iii) Discontinued Operations

On 12 May 2005 and 30 September 2005, the Group completed the sale of shares in PREMAS International Limited and the sale of Raffles Holdings Limited's hotel business ("discontinued operations") respectively. An analysis of the results of the discontinued operations is as follows:

	Group – Discontinued operations			
	4Q 2005 S$'000	4Q 2004 S$'000 (Restated)	FY 2005 S$'000	FY 2004 S$'000 (Restated)
Revenue	–	**173,481**	**458,171**	**649,878**
Cost of sales	–	(94,674)	(237,388)	(358,525)
Gross profit	–	78,807	220,783	291,353
Other operating income	–	4,318	6,233	9,464
Administrative expenses	–	(54,480)	(179,807)	(248,479)
Other operating expenses	–	(3,163)	(1,952)	(7,753)
Profit from operations	–	**25,482**	**45,257**	**44,585**
Finance costs	–	(2,170)	(5,693)	(8,463)
Share of result of associates*	–	(188)	96	95
Profit before taxation	–	**23,124**	**39,660**	**36,217**
Taxation	–	(4,166)	(9,399)	(10,123)
Profit after taxation before gain on sale of discontinued operations[1]	–	**18,958**	**30,261**	**26,094**
Gain on sale of discontinued operations [2]	50,761	–	711,702	–
Profit after taxation	**50,761**	**18,958**	**741,963**	**26,094**

* Share of associates' result are net of tax

	4Q 2005 S$'000	4Q 2004 S$'000 (Restated)	FY 2005 S$'000	FY 2004 S$'000 (Restated)
(1) Profit after taxation before gain on sale of discontinued operations				
Hotel business	–	18,220	29,181	20,488
PREMAS	–	738	1,080	5,606
Total	–	**18,958**	**30,261**	**26,094**
(2) Gain on sale of discontinued operations				
Hotel business	50,761	–	680,644	–
PREMAS	–	–	31,058	–
Total	**50,761**	–	**711,702**	–

The impact of the discontinued operations on the consolidated cash flow of the Group is as follows:

	Group – Discontinued operations			
	4Q 2005 S$'000	4Q 2004 S$'000 (Restated)	FY 2005 S$'000	FY 2004 S$'000 (Restated)
Operating cash flows	63,757	22,625	131,008	80,608
Investing cash flows	(3,106)	5,047	1,426,366	4,581
Financing cash flows	2,016	(11,817)	(42,781)	(53,876)
Total cash flows from discontinued operations	**62,667**	**15,855**	**1,514,593**	**31,313**

1(b)(i) Balance Sheet

As at 31/12/2005 vs 31/12/2004

	Group			Company		
	31/12/2005 S$'000	31/12/2004 S$'000 (Restated)	% Change	31/12/2005 S$'000	31/12/2004 S$'000 (Restated)	% Change
Non-Current Assets						
Property, Plant & Equipment	201,465	1,379,624	(85.4)	1,588	1,433	10.8
Intangible Assets	35,394	64,669	(45.3)	–	–	–
Investment Properties	5,914,905	4,237,498	39.6	–	–	–
Properties Under Devt	634,004	164,124	286.3	–	–	–
Interests in Subsidiaries	–	–	–	3,773,558	4,873,383	(22.6)
Interests in Associates, Jointly Controlled Entities and Partnership	3,928,670	3,755,948	4.6	–	–	–
Other Assets	323,874	322,936	0.3	4,211	213	1877.0
	11,038,312	**9,924,799**	**11.2**	**3,779,357**	**4,875,029**	**(22.5)**
Current Assets						
Devt Properties for Sale	*3,542,494*	*4,283,021*	*(17.3)*	–	–	–
Trade & Other Receivables	*1,417,790*	*1,092,079*	*29.8*	*1,101,118*	*762,954*	*44.3*
Cash & Cash Equivalents	*2,111,277*	*1,917,722*	*10.1*	*987,736*	*904,970*	*9.1*
Other Current Assets	*73,180*	*18,182*	*302.5*	–	–	–
	7,144,741	**7,311,004**	**(2.3)**	**2,088,854**	**1,667,924**	**25.2**
Less: Current Liabilities						
Trade & Other Payables	*2,005,739*	*2,001,622*	*0.2*	*206,882*	*236,842*	*(12.6)*
Short-Term Borrowings	*2,383,844*	*2,366,023*	*0.8*	*692,735*	*893,001*	*(22.4)*
Other Current Liabilities	*241,112*	*200,214*	*20.4*	–	–	–
	4,630,695	**4,567,859**	**1.4**	**899,617**	**1,129,843**	**(20.4)**
Net Current Assets	**2,514,046**	**2,743,145**	**(8.4)**	**1,189,237**	**538,081**	**121.0**
Less: Non-Current Liabilities						
Long-Term Borrowings	4,228,011	4,830,835	(12.5)	125,500	483,554	(74.0)
Other Non-Current Liabilities	295,979	422,817	(30.0)	149,597	796,656	(81.2)
	4,523,990	**5,253,652**	**(13.9)**	**275,097**	**1,280,210**	**(78.5)**
	9,028,368	**7,414,292**	**21.8**	**4,693,497**	**4,132,900**	**13.6**
Representing:						
Share Capital	2,750,503	2,524,795	8.9	2,750,503	2,524,795	8.9
Reserves	3,907,207	2,831,030	38.0	1,942,994	1,608,105	20.8
Equity attributable to equity holders of the Company	6,657,710	5,355,825	24.3	4,693,497	4,132,900	13.6
Minority Interests	2,370,658	2,058,467	15.2	–	–	–
	9,028,368	**7,414,292**	**21.8**	**4,693,497**	**4,132,900**	**13.6**

Note : The comparative balance sheet for 31/12/2004 had been restated to take into account the retrospective adjustments relating to FRS 102 - Share-based Payment, as well as revenue recognition policy for sale of development properties in Australia. Please refer to Item 4 for details.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	Group	
	As at 31/12/2005 S$'000	**As at 31/12/2004 S$'000**
Amount repayable in one year or less, or on demand:-		
Secured	435,098	505,865
Unsecured	1,948,746	1,860,158
Sub-Total 1	**2,383,844**	**2,366,023**
Amount repayable after one year:-		
Secured	2,221,699	1,906,877
Unsecured	2,006,312	2,923,958
Sub-Total 2	**4,228,011**	**4,830,835**
Total Debt	**6,611,855**	**7,196,858**
Less : Cash and cash equivalents	(2,111,277)	(1,917,722)
Net Debt	**4,500,578**	**5,279,136**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

Cash and cash equivalents

The cash and cash equivalents of about $2,111.3 million as at 31/12/2005 included $1,772.8 million in fixed deposits and $40.8 million in Project Accounts whose withdrawals are restricted to payment for development projects expenditure.

1(c) Consolidated Cash Flow Statement

	Group			
	4Q 2005 S$'000	4Q 2004 S$'000 (Restated)	FY 2005 S$'000	FY 2004 S$'000 (Restated)
Cash Flows from Operating Activities				
Profit before taxation from continuing operations	**172,030**	**204,697**	**585,695**	**548,787**
Profit before taxation from discontinued operations	**50,761**	**23,124**	**751,362**	**36,217**
Total profit before taxation	**222,791**	**227,821**	**1,337,057**	**585,004**
Adjustments for :				
Amortisation, write off and impairment of:				
- Intangible assets	350	4,704	1,102	4,991
- Leasehold investment property	420	403	1,720	527
Negative goodwill on acquisition	–	(44,974)	(820)	(44,974)
(Write back)/Allowance for:				
- Foreseeable losses on development properties for sale	(636)	(32,823)	(36,805)	(32,823)
- Loans to associates and jointly controlled entities	–	11,853	–	11,853
- Non-current portion of financial assets	5,013	13,923	4,130	40,837
- Share-based expenses	7,778	1,878	19,374	7,274
Changes in fair value of financial derivatives and assets	(19,702)	–	(29,998)	–
Depreciation of property, plant and equipment	8,171	23,061	71,781	89,740
(Gain)/Loss on disposal/ Write off/ Impairment of property, plant and equipment	(19,095)	3,435	(23,635)	3,860
Gain on disposal of investment properties	(6,108)	(9,176)	(13,141)	(108,770)
Write down in value of investment properties	33,074	57,404	33,074	17,946
Gain on disposal of non-current financial assets	–	(1,469)	(2,101)	(1,469)
(Gain)/Loss on disposal/dilution of subsidiaries, associates and jointly controlled entities	(104,719)	(9,610)	(812,218)	110,686
Share of results of associates, jointly controlled entities and partnership	(44,929)	(39,518)	(123,180)	(125,611)
Accretion of deferred income	(2,868)	(2,321)	(4,913)	(5,357)
Reversal of provision for obligation no longer required	(11,140)	–	(11,140)	–
Interest expense	82,385	81,627	280,274	272,075
Interest income	(37,782)	(23,758)	(108,099)	(83,913)
	(109,788)	**34,639**	**(754,595)**	**156,872**
Operating profit before working capital changes	**113,003**	**262,460**	**582,462**	**741,876**
Decrease/(Increase) in working capital				
Inventories, trade and other receivables	71,999	(155,676)	(46,334)	(348,627)
Development properties for sale	(291,818)	(10,805)	683,575	(5,245)
Trade and other payables	346,886	306,106	43,896	34,146
Amount due from related corporations	4	82	(3,232)	122
Financial assets	(48,332)	18,138	(44,224)	143,190
	78,739	**157,845**	**633,681**	**(176,414)**
Cash generated from operations	**191,742**	**420,305**	**1,216,143**	**565,462**
Income tax paid	(4,001)	(22,171)	(86,255)	(166,199)
Customer deposits and other non-current payables received/(refunded)	2,726	(1,855)	6,943	(740)
Net cash generated from Operating Activities	**190,467**	**396,279**	**1,136,831**	**398,523**

1(c) Consolidated Cash Flow Statement (cont'd)

	Group			
	4Q 2005 S$'000	4Q 2004 S$'000 (Restated)	FY 2005 S$'000	FY 2004 S$'000 (Restated)
Cash Flows from Investing Activities				
Proceeds from disposal of property, plant and equipment	152,046	6,763	173,767	9,439
Purchase of property, plant and equipment	(18,323)	(19,952)	(77,503)	(49,726)
(Increase)/Decrease in associates, jointly controlled entities and partnership	(3,994)	26,758	(70,841)	(272,619)
Decrease/(Increase) in amounts owing by investee companies and other non-current receivables	3,723	(7,221)	(5,252)	1,859
Deposits placed for new investments	(184,368)	(65,978)	(184,368)	(65,978)
Acquisition of investment properties and properties under development	(368,478)	(20,541)	(1,042,486)	(63,536)
Proceeds from disposal of investment properties	20,963	28,266	101,922	1,083,267
(Acquisition)/Disposal of non-current financial assets	(153,777)	14,244	(151,892)	39,498
Dividends received from associates, jointly controlled entities, partnership and other investments	89,502	10,440	161,470	56,571
(Acquisition)/Disposal of subsidiaries (net)	(301,639)	(184,973)	1,182,480	(162,395)
Acquisition of remaining interest in a subsidiary	–	–	(21,315)	–
Interest income received	41,152	27,307	96,981	67,830
Settlement of derivative	(846)	–	(15,849)	–
Net cash (used in)/generated from Investing Activities	**(724,039)**	**(184,887)**	**147,114**	**644,210**
Cash Flows from Financing Activities				
Proceeds from issue of shares under share option plan	7,000	3,305	49,967	8,728
Repayment of loans from related corporations (net)	–	(716)	–	(714)
(Repayment of)/Proceeds from loans from minority shareholders	(7,591)	25,081	36,448	41,830
(Capital distribution to)/Contribution from minority shareholders (net)	(20,584)	50,061	314,630	34,256
Proceeds from/(Repayment of) sales of future receivables	–	9,160	(277,640)	257,643
Proceeds from terms loans	934,281	202,767	2,332,442	1,819,226
Repayment of term loans	(719,410)	(292,142)	(2,835,406)	(1,788,400)
Proceeds from debt securities	433,508	385,970	540,133	424,468
Repayment of debt securities	(131,971)	(121,951)	(299,548)	(858,597)
Repayment of finance lease payables	(921)	–	(3,447)	–
Dividends paid to minority shareholders	(399,923)	(67,375)	(497,179)	(156,999)
Dividends paid to shareholders	–	–	(126,526)	(80,614)
Interest expense paid	(84,262)	(106,412)	(319,902)	(316,843)
Net cash generated from/(used in) Financing Activities	**10,127**	**87,748**	**(1,086,028)**	**(616,016)**
Net (decrease)/increase in cash and cash equivalents	**(523,445)**	**299,140**	**197,917**	**426,717**
Cash and cash equivalents at beginning of the year	2,626,458	1,606,412	1,904,831	1,475,766
Effect of exchange rate changes on cash balances held in foreign currencies	2,002	(721)	2,267	2,348
Cash and cash equivalents at end of the year	**2,105,015**	**1,904,831**	**2,105,015**	**1,904,831**

Note : The comparative group cashflow statements for 4Q and FY 2004 had been restated to take into account the retrospective adjustments relating to FRS 102 - Share-based Payment, as well as revenue recognition policy for sale of development properties in Australia. Please refer to Item 4 for details.

In respect of FRS 103 - Business Combinations which was adopted in 2004, the adjustments arising from this adoption were taken up in 4Q 2004 when the financial impact was finalised. For a more meaningful comparison with the current period cashflow statement, 4Q 2004 cashflow statements had also been restated to reflect the amount of amortisation expenses reversed in that quarter.

1(d)(i) Statement of Changes in Equity

As at 31/12/2005 vs 31/12/2004 – GROUP

S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem. Res.	Reval. Res.	For. Curr. Tran. Res.	Rev. Res.	Other Res.*	Total	MI	Total Equity
Balance as at 1/1/2004											
As previously reported	**2,517**	**3,429**	**102**	**4**	**90**	**7**	**(57)**	**-**	**6,092**	**2,045**	**8,137**
Effect of change in accounting policy						(4)	(26)		**(30)**	(18)	**(48)**
Effect of adopting FRS 102							^	3	**3**	^	**3**
As restated	**2,517**	**3,429**	**102**	**4**	**90**	**3**	**(83)**	**3**	**6,065**	**2,027**	**8,092**
Profit for 2004 (restated)							306		**306**	160	**466**
Dividends paid							(81)		**(81)**	-	**(81)**
Issue of shares under Share Option Plan	8	1							**9**	-	**9**
Capital reduction & distribution in specie		(886)							**(886)**	-	**(886)**
Cost of share-based payment								7	**7**	^	**7**
Revaluation deficit of investment properties, properties under devt. & share of assoc/jointly controlled entites revaluation reserve					(94)				**(94)**	(58)	**(152)**
Realised revaluation reserve transferred to P/L					4				**4**	-	**4**
Net revaluation deficit charged to P/L					56				**56**	-	**56**
Acquisition/(disposal) of subsidiaries (net)									**-**	56	**56**
Capital contribution from MI									**-**	34	**34**
Dividend paid to MI									**-**	(157)	**(157)**
Dilution of interest in subsidiaries									**-**	(7)	**(7)**
Transfer from capital reserve							6		**6**	-	**6**
Transfer to revenue reserve			(6)						**(6)**	-	**(6)**
Foreign currency translation differences						(25)			**(25)**	3	**(22)**
Others			^	(1)		(2)	(2)		**(5)**	-	**(5)**
Balance as at 31/12/2004	2,525	2,545	96	3	56	(24)	146	10	5,356	2,058	7,414

^ Less than $1.0 million
* Includes available-for-sale reserve, hedging reserve, performance share and share options reserves

1(d)(i) Statement of Changes in Equity (cont'd)

As at 31/12/2005 vs 31/12/2004 – GROUP

S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem. Res.	Reval. Res.	For. Curr. Tran. Res.	Rev. Res.	Other Res.*	Total	MI	Total Equity
Balance as at 1/1/2005											
As previously reported	2,525	2,545	96	3	56	(21)	180	-	5,384	2,079	7,462
Effect of change in accounting policy						(3)	(34)		(37)	(21)	(58)
Effect of adopting FRS 102							^	10	10	^	10
	2,525	2,545	96	3	56	(24)	146	10	5,356	2,058	7,414
Effect of adopting FRS 39						17	(39)	2	(20)	(7)	(27)
As restated	2,525	2,545	96	3	56	(7)	107	12	5,336	2,051	7,387
Profit for 2005							751		751	425	1,176
Dividends paid							(127)		(127)	-	(127)
Issue of shares under Share Option & Performance Share Plan	35	16						(1)	50	^	50
Conversion of convertible bonds	190	219	(30)						379	-	379
Revaluation surplus of investment properties, properties under devt. & share of assoc/jointly controlled entities revaluation reserve					151				151	47	198
Realised revaluation reserve transferred to P/L					8				8	-	8
Net revaluation deficit charged to P/L					32				32	-	32
Acquisition/(disposal) of subsidiaries (net)									-	74	74
Effective portion of changes in fair value of cash flow hedge								21	21	-	21
Cost of share-based payment								16	16	^	16
Capital contribution from MI									-	315	315
Dividend paid to MI									-	(497)	(497)
Foreign currency translation differences						28			28	(22)	6
Realised foreign currency translation reserve transferred to P/L						(44)			(44)	(26)	(70)
Change in fair value of available-for-sale investments								63	63	-	63
Dilution of interest in Subsidiaries									-	14	14
Others			(7)				^	^	(6)	(11)	(17)
Balance as at 31/12/2005	2,751	2,780	59	3	247	(23)	730	110	6,658	2,371	9,028

^ Less than $1.0 million
* Includes available-for-sale reserve, hedging reserve, performance share and share options reserves

1(d)(i) Statement of Changes in Equity (cont'd)

As at 31/12/2005 vs 31/12/2004 – COMPANY

S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem. Res.	Reval. Res.	For. Curr. Tran. Res.	Rev. Res.	Other Res.*	Total
Balance as at 1/1/2004									
As previously reported	2,517	2,161	30	^	-	-	186	-	4,895
Effect of adopting FRS 102							^	2	2
As restated	2,517	2,161	30	^	-	-	186	2	4,897
Profit for 2004 (restated)							189		189
Dividends paid							(81)		(81)
Issue of shares under Share Option Plan	8	1							9
Capital reduction & distribution in specie		(886)							(886)
Cost of share-based payment								6	6
Others							(1)		(1)
Balance as at 31/12/2004	2,525	1,277	30	^	-	-	293	8	4,133
Balance as at 1/1/2005									
As previously reported	2,525	1,277	30	^	-	-	292	-	4,124
Effect of adopting FRS 102							1	8	9
As restated	2,525	1,277	30	^	-	-	293	8	4,133
Profit for 2005							245		245
Dividends paid							(127)		(127)
Issue of shares under Share Option & Performance Share Plan	35	16						(1)	50
Conversion of convertible bonds	190	219	(30)						379
Cost of share-based payment								13	13
Others							^	^	^
Balance as at 31/12/2005	2,751	1,512	-	^	-	-	411	19	4,693

^ Less than $1.0 million
* Includes available-for-sale reserve, hedging reserve, performance share and share options reserves

1(d)(ii) Details of any changes in the Company's issued share capital

Issued Share Capital

As at 31/12/2005, the issued and fully paid-up share capital of the Company was $2,750,502,800 (31/12/2004 : $2,524,795,481) divided into 2,750,502,800 (31/12/2004 : 2,524,795,481) ordinary shares of $1 each. Movements in the Company's issued share capital are as follows:

	$
As at 1/1/2005	2,524,795,481
Issue of shares under CapitaLand Share Option Plan	33,886,913
Issue of shares under CapitaLand Performance Share Plan	1,535,000
Issue of shares upon conversion of convertible bonds	190,285,406
As at 31/12/2005	**2,750,502,800**

1(d)(ii) Details of any changes in the Company's issued share capital (cont'd)

Share Options

As at 31/12/2005, there were 64,060,479 (31/12/2004 : 81,885,678) unissued shares under options. Movements in the number of outstanding share options are as follows:

As at 1/1/2005	81,885,678
Granted during the financial year	21,867,300
Cancelled/Lapsed during the financial year	(5,805,586)
Exercised during the financial year	(33,886,913)
As at 31/12/2005	**64,060,479**

Performance Shares

As at 31/12/2005, there were 7,994,300 (31/12/2004 : 6,836,700) unissued performance shares under conditional awards. Awards granted are only released when the pre-determined targets are achieved. Movements in the number of outstanding performance shares conditionally awarded are as follows:

As at 1/1/2005	6,836,700
Granted during the financial year	2,975,000
Issued during the financial year	(1,535,000)
Cancelled/Lapsed during the financial year	(282,400)
As at 31/12/2005	**7,994,300**

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

4(a) Adoption of New & Revised Financial Reporting Standards

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting year compared with the audited financial statements for the year ended 31/12/2004, except for the adoption of the following Financial Reporting Standards ("FRS") that became effective for financial years beginning on or after 1 January 2005:

4(a)(i) FRS 39 - Financial Instruments : Recognition and Measurement

This FRS sets out the new requirements for the recognition, derecognition and measurement of the Group's financial instruments and hedge accounting. The adoption of FRS 39 has resulted in the Group recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value.

4(a)(i) FRS 39 - Financial Instruments : Recognition and Measurement (cont'd)

In accordance with the transitional provisions of FRS 39, the comparative financial statements for 2004 are not restated. Instead, the changes have been accounted for by restating the following opening balances in the balance sheet as at 1 January 2005. The adjustments are as follows:

	Increased/(Decreased) by
Profit and Loss Item	
Current Year's Net profit	$27,858,000
Balance Sheet Items	
Other Assets	$23,790,000
Other Payables (mainly Derivative Liabilities)	$51,320,000
Available-for-sale Reserve	$23,429,000
Fóreign Currency Translation Reserve	$16,559,000
Hedging Reserve	($21,695,000)
Retained Earnings	($38,921,000)
Minority Interests	($6,902,000)

4(a)(ii) FRS 102 - Share-based Payment

FRS 102 requires an entity to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity.

The Company and certain of its subsidiaries currently have share-based incentive plans such as Share Option Plan, Performance Share Plan and/or Restricted Stock Plan, whereby share options have been granted and/or performance shares have been conditionally awarded. Under the transitional provisions of FRS 102, this FRS must be applied to shares, share options or other equity instruments that were granted after 22 November 2002 and had not yet vested on 1 January 2005. The application is retrospective and accordingly, the comparative financial statements for 2004 have been restated and the opening balance of retained earnings has been adjusted.

Prior to adoption of FRS 102, no compensation expense was charged to the profit and loss account for share options granted. In respect of performance shares, the Group's accounting policy was to make a provision based on the latest estimate of the number of shares that will be awarded and the market price of the shares at the reporting date. With the adoption of FRS 102, the compensation expense relating to both share options and performance shares is taken to the profit and loss account over the vesting periods of the grants. The compensation expense is based on the respective fair values of share options and performance shares at grant dates computed using the Enhanced Trinomial/Lattice Valuation Model, adjusted by the incremental value, if any, arising from modifications to the plans. The financial impact on the Group arising from the adoption of FRS 102 is as follows:

	Increased/(Decreased) by
Profit and Loss Items	
Prior Year's Net profit	($33,000)
Current Year's Net profit	($16,650,000)
Balance Sheet Items	
Opening Retained Earnings as at 1 January 2004	($276,000)
Opening Retained Earnings as at 1 January 2005	($309,000)
Equity Compensation Reserve as at 1 January 2004	$2,586,000
Equity Compensation Reserve as at 1 January 2005	$9,520,000
Other Payables (Provision for Performance Shares)	($9,476,000)

There is no material impact on both the basic and the fully diluted earnings per share for full year 2004 arising from the said adoption of FRS 102.

4(a)(iii) FRS 105 – Non-current Assets Held for Sale and Discontinued Operations

Under this FRS, an entity shall disclose a single amount on the face of income statement comprising profit after tax of discontinued operations and the gain after tax from the disposal of the discontinued operations. The comparative income statement for previous period is also re-presented to conform with current year's presentation.

4(a)(iv) Other Improvements to FRS applicable from 1 January 2005

Apart from FRS 39, FRS 102 and FRS 105, the Group adopted various revisions in FRS, applicable from 1 January 2005. These do not have a significant financial impact on the Group. The current period's presentation of the Group's financial statements is based on the revised requirements of FRS 1 : Presentation of Financial Statements, with the 2004 comparatives restated to conform with current year's presentation.

4(b) Revenue Recognition Policy for Sale of Development Properties in Australia

Australand, the Group's Australian subsidiary, had previously recognised revenue and income in respect of pre-sold development properties using the percentage of completion method.

With effect from 1 January 2005, Australian companies have adopted the Australian equivalent of the International Financial Reporting Standards ("IFRS"). Based on the guidance given by the International Financial Reporting Interpretation Committee ("IFRIC"), Australian companies can only recognise revenue and profits on a settlement basis in respect of the sale of development properties

As a result of adopting Recommended Accounting Practice 11 *Pre-Completion Contracts for the Sale of Development Property* issued by the Institute of Certified Public Accountants of Singapore in October 2005, the Group had reassessed the appropriateness of applying the percentage of completion method on all its property development projects and concluded that pre-completion contracts for the sale of development properties in Australia fail to meet the necessary criteria for the percentage of completion method to be applied. Accordingly, the Group will continue to apply the revenue recognition policy based on percentage of completion method for non-Australand projects and the completion of construction method, which is similar to the settlement accounting basis, for Australand projects.

In the process of the preparation and presentation of its financial statements, Australand has fulfilled the requirements to comply with the applicable Australian IFRS and other mandatory financial reporting requirements in Australia. This included certain transitional provisions granted for the first-time adoption of IFRS, which allowed for exemptions on the disclosure of the current year financial statement impact arising from the change from the percentage of completion method to settlement basis for revenue and profits recognised on the development of pre-sold development properties.

Since the disclosure of the above information is not mandated under the prevailing Australian accounting standards and Australand has already complied with the applicable Australian IFRS and other financial reporting requirements in Australia, there is no necessity for Australand to maintain a separate set of accounting records to quantify the current year financial impact. As such, it is impracticable for the Group to quantify the current year financial statement impact of the change in revenue recognition policy for Australand projects for disclosure in the Group's financial statements.

The financial impact on the Group's opening retained earnings arising from the change of accounting policy by Australand is as follows:

Prior Year's Net profit	: Decreased by $7,318,000
Opening retained earnings as at 1 January 2004	: Decreased by $25,730,000
Opening retained earnings as at 1 January 2005	: Decreased by $33,048,000

Certain balance sheet items as at 31 December 2004 have also been restated as follows:

	Restated to	Previously reported
Development properties for sale	$4,283,021,000	$4,062,370,000
Trade and other receivables	$1,080,407,000	$1,415,355,000
Deferred taxation	$48,621,000	$73,386,000

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Please refer to Item 4 above.

6. Earnings per ordinary share (EPS) based on profit after tax & MI after deducting any provision for preference dividends:

In computing the EPS for 6(a) below, the weighted average number of ordinary shares in issue for 4Q 2005 of 2,746.3 million and full year 2005 of 2,653.9 million (4Q and full year 2004 : 2,520.3 million) are being used.

In computing the EPS for 6(b) below, share options whose exercise or conversion prices are equal to or above $2.78 (which is volume weighted average share price of the Company for full year 2005), are disregarded. The weighted average number of shares used for the computation of EPS on fully diluted basis for 4Q 2005 is 2,792.7 million and full year 2005 is 2,693.7 million (4Q and full year 2004 : 2,738.2 million).

		Group			
		4Q 2005	4Q 2004 (Restated)	FY 2005	FY 2004 (Restated)
6(a)	EPS based on weighted average number of ordinary shares in issue				
	- from continuing operations	2.3 cents	4.0 cents	11.6 cents	11.5 cents
	- from discontinued operations	1.1 cents	0.4 cents	16.7 cents	0.6 cents
	Total	**3.4 cents**	**4.4 cents**	**28.3 cents**	**12.1 cents**
6(b)	EPS based on fully diluted basis				
	- from continuing operations	2.3 cents	3.7 cents	11.6 cents	11.3 cents
	- from discontinued operations	1.0 cents	0.4 cents	16.5 cents	0.5 cents
	Total	**3.3 cents**	**4.1 cents**	**28.1 cents**	**11.8 cents**

7. Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on

	Group		Company	
	31/12/2005	31/12/2004 (Restated)	31/12/2005	31/12/2004 (Restated)
NAV per ordinary share	$2.42	$2.12	$1.71	$1.64
NTA per ordinary share	$2.41	$2.10	$1.71	$1.64

8. **Review of the performance of the group**

GROUP OVERVIEW – Continuing operations

S$M	4Q 2005	4Q 2004 (Restated)	Variance %	FY 2005	FY 2004 (Restated)	Variance %
Revenue	898.8	1,065.7	(15.7)	3,845.6	3,179.1	21.0
EBIT	254.4	284.2	(10.5)	860.3	812.4	5.9
Finance costs	(82.4)	(79.5)	(3.7)	(274.6)	(263.6)	(4.2)
PBT	172.0	204.7	(16.0)	585.7	548.8	6.7
PATMI*	93.2	111.5	(16.4)	750.5	305.7	145.5

GROUP OVERVIEW – Continuing operations (excluding year-end revaluations)

S$M	4Q 2005	4Q 2004 (Restated)	Variance %	FY 2005	FY 2004 (Restated)	Variance %
EBIT	360.4	325.2	10.8	966.3	853.4	13.2
PBT	278.0	245.7	13.1	691.7	589.8	17.3
PATMI*	173.2	153.5	12.8	830.5	347.7	138.9

** Included profit from discontinued operations. Please refer to Item 1(a)(iii).*

4Q 2005 vs 4Q 2004

Revenue for 4Q 2005 at $898.8 million was $166.9 million or 15.7% lower than the $1,065.7 million recorded in the same quarter last year. The decrease in revenue was largely attributable to a slow down of sales in the China residential property market as a result of central government policies aimed at stabilizing and creating a sustainable and healthy real estate environment in the long run. In addition, lower project management revenue from One George Street and the loss of revenue from divested assets such as Pidemco Tower in Shanghai and Four Seasons Hotel in London, and the de-consolidation of RC Hotel from October 2005 also contributed to the decrease. However, this was partially offset by contributions from Ascott's Citadines and higher fee-based income and new revenue streams from the Group's retail malls in China.

EBIT for 4Q 2005 was $29.8 million or 10.5% lower compared to 4Q 2004. The lower EBIT was mainly attributable to higher revaluation deficits of investment properties as well as lower residential sales from China and loss of contributions from divested assets, partially mitigated by better performances from serviced residences business and higher share of associates' results. Excluding revaluation deficits, EBIT for 4Q 2005 would have been $360.4 million or $35.2 million higher than 4Q 2004.

Full Year 2005 vs Full Year 2004

2005 was an eventful year for the Group. The Group successfully executed the divestment of Premas and Raffles Holdings Limited's hotel business, while at the same time expanded its business overseas, particularly in China, Japan and Thailand.

Group revenue for FY 2005 was $3,845.6 million, an increase of $666.5 million or 21.0% over 2004. The higher revenue was mainly attributable to sales from Australand as a result of the completion of Australand's Freshwater Commercial Tower in Melbourne and the recognition of revenue from residential developments on completion, the full year consolidation of Citadines' revenue, as well as higher contributions from the Group's financial services and serviced residences businesses. This increase was achieved despite the loss of revenue from divested assets such as the transfer of 7 commercial properties into CapitaCommercial Trust ("CCT") in May 2004 and Plaza Singapura into CapitaMall Trust ("CMT") in August 2004, the sale of Scotts Shopping Centre and the related serviced apartment block in September 2004, de-consolidation of RC Hotel from October 2005, as well as lower project management revenue from One George Street.

Earnings before interest and tax ("EBIT") at $860.3 million were $47.9 million or 5.9% better than full year 2004. The higher EBIT was largely attributable to higher portfolio gains from the sale of Pidemco Tower and Parco Bugis Junction.

Finance costs for FY 2005 were $274.6 million. This was marginally higher than the $263.6 million recorded in FY 2004, mainly due to consolidation of interest expenses from Citadines which became a subsidiary in October 2004, as well as higher interest expenses from the enlarged Australand Property Trust but partially reduced by interest savings from the repayment of SGD loans.

For the year ended December 2005, the Group achieved a record PATMI of $750.5 million which is more than double that of FY 2004. This record achievement since CapitaLand's formation was due in part to the gain from the sale of the hotel business coupled with improved performance from the retail, financial and serviced residences business units.

Revenue from overseas operations was 73.9% of the Group's revenue compared to 65.9% a year ago, while overseas EBIT was 79.1%. At end December 2005, overseas assets made up 55.1% of the Group's total assets; up from 48.7% a year ago.

The Group's financial capacity has strengthened further during the year. Net debt as at December 2005 was $4.5 billion, a reduction of $0.8 billion from December 2004. The lower debt was largely the result of repaying loans from divestment proceeds. As a result, debt-equity ratio improved to 0.50 as at December 2005 from 0.71 at end of last year. As at 31 December 2005, the Group's net tangible assets were $2.41 per share.

Segment Performance

Residential Strategic Business Unit ("SBU"): CapitaLand Residential Limited ("CRL")

	4Q 2005 S$'000	4Q 2004 S$'000 (Restated)	Variance %	FY 2005 S$'000	FY 2004 S$'000 (Restated)	Variance %
Revenue	717,450	875,813	(18.1)	3,036,808	2,407,355	26.1
EBIT	197,495	302,062	(34.6)	492,424	567,783	(13.3)

4Q 2005's revenue of $717.5 million was $158.4 million or 18.1% lower than that achieved for the corresponding period last year. This was mainly due to a slow down of sales in the China residential property market as a result of central government policies aimed at stabilising and creating a sustainable and healthy real estate environment in the long run.

4Q 2005's EBIT of $197.5 million was $104.6 million or 34.6% lower than last year's corresponding quarter, as a result of lower sales from China operations and lower write back on revaluation of investment properties in Hong Kong.

In Singapore, CRL successfully launched RiverEdge condominium, a prime riverfront development in November 2005. This was its third residential launch in Singapore during the year, following the strong sales achieved for 2 other development projects – RiverGate and Tanglin Residences. In the fourth quarter of the year, CRL successfully acquired Dragon View Park, which is a freehold site in the prime District 10 area; and a residential site at Alexandra Road/Tiong Bahru Road through a 50:50 joint-venture bid with Lippo Group International Pte Ltd. In October 2005, Casabella obtained its Temporary Occupancy Permit ("TOP").

In China, Parc Tresor and Westwood Green in Shanghai and Beijing Orchid Garden in Beijing were launched in the fourth quarter of 2005 while 12 blocks of La Forêt Zone A achieved TOP in the same period.

In Thailand, TCC Capital Land, which is CRL's joint venture with TCC Land, launched its third residential project, The Empire Place, which was well-received.

Full year revenue achieved of $3,036.8 million was $629.5 million or 26.1% higher than last year. This was mainly attributable to higher revenue from Australia which included the practical completion of Australand's Freshwater Commercial Tower in Melbourne and recognition of revenue from residential developments on completion.

Despite the higher revenue, EBIT for 2005 at $492.4 million was $75.4 million lower compared to $567.8 million recorded last year due to lower contributions from China and lower write back arising from the revaluation of investment properties in Hong Kong this year.

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

	4Q 2005 S$'000	4Q 2004 S$'000 (Restated)	Variance %	FY 2005 S$'000	FY 2004 S$'000 (Restated)	Variance %
Revenue	27,428	46,490	(41.0)	122,239	259,534	(52.9)
EBIT	(77,469)	(46,008)	(68.4)	24,727	45,177	(45.3)

Revenue for 4Q 2005 was $27.4 million or $19.1 million lower than 4Q 2004. The decrease was largely due to lower project management revenue from One George Street and the loss of revenue from Pidemco Tower in Shanghai and Four Seasons Hotel in London upon their divestment in May 2005 and November 2005 respectively.

EBIT for 4Q 2005 was a loss of $77.5 million as a result of revaluation deficits of investment properties charged to the profit and loss account. The revaluation deficits arose mainly from Singapore commercial properties. Excluding the revaluation deficits, EBIT for 4Q 2005 would have been $35.7 million or $9.2 million higher compared to 4Q 2004 of $26.5 million, mainly due to the sale of CCID's investment in Four Seasons Hotel in London in November 2005.

Revenue for FY 2005 of $122.2 million was lower than FY 2004 by 52.9% for the same reasons stated above, as well as the loss of revenue from the de-consolidation of the initial 7 properties transferred to CapitaCommercial Trust ("CCT").

EBIT for FY 2005 of $24.7 million was 45.3% lower mainly due to higher revaluation deficits of investment properties charged to the profit and loss account. Excluding the revaluation deficits, EBIT for FY 2005 would be higher at $137.9 million compared to FY 2004 of $117.7 million mainly due to gains from the sale of Pidemco Tower in Shanghai, Four Seasons Hotel and 31 Moorgate, both in London and partially offset by the reduced stake in CCT properties and lower project management revenue from One George Street.

Retail SBU: CapitaLand Retail Limited ("CRTL")

	4Q 2005 S$'000	4Q 2004 S$'000 (Restated)	Variance %	FY 2005 S$'000	FY 2004 S$'000 (Restated)	Variance %
Revenue	18,634	8,880	109.8	50,262	84,348	(40.4)
EBIT	105,502	5,935	1,677.6	138,381	55,388	149.8

Revenue for 4Q 2005 at $18.6 million was $9.8 million or 109.8% higher than 4Q 2004 of $8.9 million. The increase was mainly due to revenue from new retail malls in China, as well as higher retail management fee from CapitaMall Trust ("CMT").

EBIT for 4Q 2005 increased by $99.6 million or 1,677.6% compared with 4Q 2004. This was mainly attributable to higher portfolio gains, higher share of associates' profit and higher retail management fees. The above is partially offset by negative contributions from investments in China.

Revenue for FY 2005 at $50.3 million was $34.1 million or 40.4% lower than FY 2004. The decrease was mainly due to de-consolidation of revenue from Plaza Singapura which was sold to CMT in August 2004, as well as lower project management fees from asset enhancement work in Junction 8 completed in 4Q 2004. This was however mitigated by the inclusion of revenue from new retail malls in China.

EBIT for FY 2005 increased by $83.0 million or 149.8% to $138.4 million for the same reasons mentioned under 4Q 2005's EBIT, as well as the loss of contributions from Plaza Singapura which was sold to CMT in August 2004.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

	4Q 2005 S$'000	4Q 2004 S$'000 (Restated)	Variance %	FY 2005 S$'000	FY 2004 S$'000 (Restated)	Variance %
Revenue	29,520	10,246	188.1	70,633	42,295	67.0
EBIT	28,313	5,456	418.9	53,277	29,508	80.6

4Q 2005's revenue of $29.5 million was $19.3 million or 188.1% higher than 4Q 2004. The higher revenue was largely attributable to higher acquisition and fund management fees from its assets under management ("AUM") which rose by $1.7 billion in the last quarter of 2005.

EBIT for this quarter was also higher at $28.3 million compared to the $5.5 million recorded in the corresponding period last year. This was a result of higher fee-based income and marked-to-market gains on an investment which more than offset the higher operating expenses and a one-off impairment charge on an investment.

For full year, 2005 revenue grew 67.0% to $70.6 million from $42.3 million. The revenue growth was largely driven by its expanded fund management and advisory businesses. During the year, CFL launched 2 new funds and increased its assets under management by $2.5 billion to $8.5 billion, mainly through acquisitions and asset enhancements.

EBIT of $53.3 million for full year 2005 was also higher than full year 2004 for the same reasons mentioned in 4Q 2005's EBIT above.

Serviced Residences SBU: The Ascott Group ("Ascott")

	4Q 2005 S$'000	4Q 2004 S$'000 (Restated)	Variance %	FY 2005 S$'000	FY 2004 S$'000 (Restated)	Variance %
Revenue	112,686	82,919	35.9	444,061	238,937	85.8
EBIT	26,804	6,210	331.6	121,387	65,997	83.9

4Q 2005's revenue of $112.7 million was 35.9% higher than 4Q 2004. The increase in revenue was underpinned by the expansion and improvement of the serviced residences operations in China and Europe, in addition to the consolidation of Citadines' revenue.

In tandem with the increase in revenue, 4Q 2005 EBIT was $26.8 million or 331.6% higher than the $6.2 million recorded in 4Q 2004, mainly due to growth from all regions, more significantly in Europe and China which saw revenue per available apartment unit ("RevPAU") increase by 6% in both regions. Also contributing to the improvement was the South East Asian region where RevPAU showed an overall 4% increase for 4Q 2005 compared to 4Q 2004.

For the same reasons, revenue for FY 2005 at $444.1 million was 85.8% higher compared to the $238.9 million recorded last year. Similarly EBIT for FY 2005 at $121.4 million was 83.9% higher than FY 2004.

Raffles Holdings Group and RC Hotels ("Raffles")

	4Q 2005 S$'000	4Q 2004 S$'000 (Restated)	Variance %	FY 2005 S$'000	FY 2004 S$'000 (Restated)	Variance %
Revenue	777	47,852	(98.4)	145,428	175,678	(17.2)
EBIT	17,019	14,379	18.4	61,026	49,048	24.4

Revenue for 4Q 2005 at $0.8 million was $47.1 million lower than 4Q 2004. This was mainly due to the de-consolidation of RC Hotels' revenue when it became an associate upon the divestment of the hotel business in September 2005. Despite the lower revenue, 4Q 2005's EBIT at $17.0 million was $2.6 million or 18.4% higher than the $14.4 million recorded in the same quarter last year. The improvement in earnings was mainly due to successful cost management, as well as higher share of associate's results.

Similarly, revenue achieved for FY 2005 was $145.4 million, $30.3 million or 17.2% lower than FY 2004. EBIT improved by $12.0 million or 24.4% to $61.0 million for the same reasons mentioned above.

9. Variance between the forecast or prospect statement (if disclosed previously) and the actual results

The current results are broadly in line with the prospect statement made in the 2005 third quarter financial results announcement.

10. Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Residential SBU: CapitaLand Residential Limited ("CRL")

In Singapore, CRL expects a strong year ahead for the high-end market segment which should trigger a recovery in the other segments of the residential market.

In China, CRL believes that macroeconomic control will be positive in the long term for the economy and the real estate sector. In 2006, CRL will launch maiden projects in Guangzhou and Ningbo and will continue to selectively source and acquire prime sites for residential development in primary and secondary cities in China.

In Australia, Australand will continue with its stated strategy of increasing the level of recurrent investment property income to 65% of its total group earnings in the medium term.

In Thailand, CRL intends to double its Bangkok property development next year, with four more residential projects planned in 2006, through TCC Capital Land.

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

In Singapore, prime office rents strengthened further in 4Q 2005, boosted by a better-than-expected economic performance. Demand for office space came mainly from financial services, advertising firms, law firms and other business services seeking to either expand or consolidate their Asian operations in Singapore. This translated into an improved island-wide office occupancy of 87.2% in the fourth quarter of 2005. Correspondingly, office rentals in prime locations also benefited from the heightened demand. Based on reports by property consultants, Grade A office rentals rose over 23% year-on-year to average between S$5.70 and S$5.90 psf per month, as at end December 2005. The industrial sector also saw some positive signs in 2005 as a result of a buoyant economy. We expect our Singapore office and industrial properties to perform better.

CCID is also currently working with MGM Mirage on the proposed bid for the Integrated Resort project on the Marina Bayfront site. The closing date for the bids is expected to be 29 March 2006.

In Hong Kong, AIG Tower continues to enjoy strong occupancy of above 97% while in Beijing, the development of Capital Tower Beijing is progressing well and is expected to achieve TOP in the first half of 2006.

Retail SBU: CapitaLand Retail Limited ("CRTL")

The market outlook for the Singapore retail market continues to be positive and the retail property market is expected to remain resilient with rentals expected to be stable.

For the year ahead, CRTL expects to expand its China business through continuous acquisitions and management of malls anchored by Wal-Mart and other China malls. It will also continue to expand in Japan through acquisitions of more retail malls.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

The outlook for Asian property markets remains favourable. This would be conducive for the deployment of about $3.5 billion of investible capital still available from CFL's various private equity funds.

CFL will continue to focus on increasing its assets under management from the current $8.5 billion to a target of $13.0 billion by 2007, through accretive acquisitions for the two REITs it manages in Singapore and for the various private funds in China, Japan and Malaysia. With the increased interest by institutional and private investors for real estate investments in Asia, CFL plans to originate new property funds and other real estate financial products, particularly in China and Malaysia. Concurrently, CFL will focus on growing its Shari'ah compliant real estate products and advisory services through its newly incorporated subsidiary, CapitaLand Amanah Pte. Ltd.

Serviced Residences SBU: The Ascott Group ("Ascott")

Ascott had on 20 January 2006, announced that it will form a Pan-Asian serviced residence REIT which will help unlock value for shareholders. This transaction was approved by its shareholders at the Extraordinary General Meeting held on 13 February 2006. With this, its business model will be transformed into an integrated platform to spearhead its growth strategy.

With the continuing improvement in operations and the change in the business model, Ascott expects net profit for the FY 2006 to be higher than FY 2005.

Raffles Holdings Group and RC Hotels ("Raffles")

Raffles Holdings Limited's business comprises its share of income from Tincel Properties and contract to manage the Raffles City Complex after it divested the hotel business in September 2005. Tincel Properties derive its earnings from lease payment from the two hotels and rental income from the retail and commercial office space in Raffles City Complex.

Raffles City Shopping Centre ("RCSC") will focus on the launch for The Raffles MarketPlace (basement of RCSC) in July 2006 while continuing in parallel to leverage on its assets enhancement initiatives and further enhance its tenancy mix to reflect a stronger focus on fashion, lifestyle and the arts. In the marketing arena, RCSC will also pursue initiatives to strengthen its alliances with strategic partners to further enhance its desired customer profile and mix. Raffles City Tower ("RCT") will continue to retain its existing tenants and attract new ones through innovative and competitive lease packaging.

The outlook for the retail property market is expected to be stable with a moderate increase in rental rates. In 2006, 19% of the lettable space for RCSC will be due for renewal. Leasing activities for office space are projected to remain strong in 2006. Prime and Grade A rents are projected to rise 20% in 2006, translating to average rent of S$6.20 psf and S$7.00 psf respectively. In 2006, 46.5% of lettable space in RCT will be due for renewal.

Raffles Holdings Limited expects its performance for the whole of 2006 to be profitable. The year-on-year comparison will however be moderated by the higher base of comparison for FY 2005 which included 9 months of hotel operations as well as the divestment gain of its hotel business in 2005.

GROUP OVERALL PROSPECTS FOR 2006

CapitaLand's record performance in 2005 was a fitting close to the Group's first 5 years of operations since the merger. Furthermore, the strategic divestments of PREMAS and the hotel business (by Raffles Holdings Limited) have served not only to bring much greater strategic focus to the Group, but also generated substantial financial capacity to take advantage of the numerous growth opportunities across Asia in our chosen sectors and geographic markets.

Going forward, the Group sees tremendous long term growth trends in Asia underpinned by the unprecedented concurrent high growth in China, India and a recovering Japan.

In 2006, CapitaLand intends to stay on course with its strategy as follows:

- our focus remains in the residential, retail, commercial and integrated development sectors. We will also continue to grow our serviced residences business through The Ascott Group.

- the Group will continue to pursue its multi-local strategy by expanding its overseas footprint, in particular in China, Thailand, Malaysia, Japan and Australia. With the recent joint ventures to develop residential properties in Ho Chih Minh and Mumbai, we will continue to lay the groundwork for increasing our presence in newer markets like Vietnam and India. Furthermore, the Group intends to seize available and appropriate opportunities in Singapore to take full advantage of the reflating property market, including launching a number of high and mid-end residential projects, commencing fast-track development of the premier Orchard Turn integrated retail-cum-residential project, and competing to secure the Marina Bayfront and the Sentosa Integrated Resort projects with our respective partners.

- we will continue to grow our real estate financial services and fee based businesses including growing our fund and REIT management business. In addition, over the next 2 years, we target to roll out additional USD500 million of Shari'ah compliant real estate products through our newly set up unit, CapitaLand Amanah Pte. Ltd.

- finally, the Group will maintain its stringent focus on capital management to ensure that we achieve the optimal risk-adjusted returns for our shareholders, bolstered by our disciplined and independent risk management processes. Furthermore, the Group's business model has significantly enhanced capital productivity by enabling faster capital recycling. We expect this to remain a significant competitive advantage in the foreseeable future.

The Group is confident that it will be profitable in 2006.

11. Dividend

11(a) Any dividend declared for the present financial period? Yes. Please refer to Item 16

11(b) Any dividend declared for the previous corresponding period? Yes

11(c) Date payable : To be announced at a later date

11(d) Books closing date : To be announced at a later date

12. If no dividend has been declared/recommended, a statement to that effect

No applicable.

13. **Segmental Revenue & Results**

13(a) **By Strategic Business Units (SBUs) – 4Q 2005 vs 4Q 2004**

	Revenue			Earnings before interest & tax		
	4Q 2005 (3 mths) S$'000	4Q 2004 (3 mths) S$'000 (Restated)	Variance %	4Q 2005 (3 mths) S$'000	4Q 2004 (3 mths) S$'000 (Restated)	Variance %
Continuing operations						
Residential	717,450	875,813	(18.1)	197,495*	302,062*	(34.6)
Commercial & Integrated Devt.	27,428	46,490	(41.0)	(77,469)	(46,008)	(68.4)
Retail@	18,634	8,880	109.8	105,502	5,935	1,677.6
Financial Services	29,520	10,246	188.1	28,313	5,456	418.9
The Ascott Group	112,686	82,919	35.9	26,804	6,210	331.6
RHL Group & RCH	777	47,852	(98.4)	17,019	14,379	18.4
Others and Consolidation adjms	(7,699)	(6,540)	(17.7)	(43,249)	(3,879)	(1,015.0)
Total – Continuing operations	**898,796**	**1,065,660**	**(15.7)**	**254,415**	**284,155**	**(10.5)**
Total - Discontinued operations	–	**173,481**	**NM**	**50,761**	**25,294**	**100.7**

Note:

** For Residential SBU, its cost of sales included interest expenses capitalised as part of development costs. Excluding the embedded interest expenses, the earnings before interest and tax for Residential SBU for 4Q 2005 and 4Q 2004 are S$216.1 million and S$307.0 million respectively and the percentage change is (29.6%).*

@ For Retail SBU, there was a year-end assets revaluation surplus of S$99.8 million and S$70.1 million from its Singapore properties for 2005 and 2004 respectively.

13(b) **By Strategic Business Units (SBUs) – FY 2005 vs FY 2004**

	Revenue			Earnings before interest & tax		
	FY 2005 S$'000	FY 2004 S$'000 (Restated)	Variance %	FY 2005 S$'000	FY 2004 S$'000 (Restated)	Variance %
Continuing operations						
Residential	3,036,808	2,407,355	26.1	492,424*	567,783*	(13.3)
Commercial & Integrated Devt.	122,239	259,534	(52.9)	24,727	45,177	(45.3)
Retail @	50,262	84,348	(40.4)	138,381	55,388	149.8
Financial Services	70,633	42,295	67.0	53,277	29,508	80.6
The Ascott Group	444,061	238,937	85.8	121,387	65,997	83.9
RHL Group & RCH	145,428	175,678	(17.2)	61,026	49,048	24.4
Others and Consolidation adjms	(23,794)	(29,083)	18.2	(30,946)	(502)	NM
Total – Continuing operations	**3,845,637**	**3,179,064**	**21.0**	**860,276**	**812,399**	**5.9**
Total - Discontinued operations	**458,171**	**649,878**	**(29.5)**	**757,055**	**44,680**	**1,594.4**

Note:

** For Residential SBU, its cost of sales included interest expenses capitalised as part of development costs. Excluding the embedded interest expenses, the earnings before interest and tax for Residential SBU for FY 2005 and FY 2004 are S$596.8 million and S$632.5 million respectively and the percentage change is (5.6%).*

@ For Retail SBU, there was a year-end assets revaluation surplus of S$99.8 million and S$70.1 million from its Singapore properties for 2005 and 2004 respectively.

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	Revenue			Earnings before interest & tax (including exceptional items)		
	FY 2005 S$'000	FY 2004 S$'000	Variance %	FY 2005 S$'000	FY 2004 S$'000 (Restated)	Variance %
The Ascott Group	444,061	238,937	85.8	121,525	91,292	33.1
Raffles Holdings Group	417,850	527,820	(20.8)	707,023	82,710	754.8

13(c) By Geographical Location – 4Q 2005 vs 4Q 2004

	Revenue			Earnings before interest & tax		
	4Q 2005 (3 mths) S$'000	4Q 2004 (3 mths) S$'000 (Restated)	Variance %	4Q 2005 (3 mths) S$'000	4Q 2004 (3 mths) S$'000 (Restated)	Variance %
Continuing operations						
Singapore	190,829	237,559	(19.7)	(3,606)	(84,959)	95.8
Australia & New Zealand	532,443	568,071	(6.3)	113,680	121,227	(6.2)
China	81,779	198,570	(58.8)	25,345	96,289	(73.7)
Asia (excl. S'pore/China)	30,741	15,132	103.2	78,407	111,511	(29.7)
Europe	63,004	46,328	36.0	40,700	40,087	1.5
Others	–	–	–	(111)	–	NM
Total	**898,796**	**1,065,660**	**(15.7)**	**254,415**	**284,155**	**(10.5)**

13(d) By Geographical Location – FY 2005 vs FY 2004

	Revenue			Earnings before interest & tax		
	FY 2005 S$'000	FY 2004 S$'000 (Restated)	Variance %	FY 2005 S$'000	FY 2004 S$'000 (Restated)	Variance %
Continuing operations						
Singapore	1,002,002	1,082,979	(7.5)	179,370	149,136	20.3
Australia & New Zealand	2,041,002	1,392,818	46.5	253,324	225,773	12.2
China	441,407	519,971	(15.1)	201,947	220,734	(8.5)
Asia (excl. S'pore/China)	85,122	67,338	26.4	128,443	160,185	(19.8)
Europe	276,104	115,958	138.1	97,303	56,571	72.0
Others	–	–	–	(111)	–	NM
Total	**3,845,637**	**3,179,064**	**21.0**	**860,276**	**812,399**	**5.9**

14. In the review of performance, the factors leading to any material changes in contributions to revenue and earnings by the business or geographical segments

Please refer to Item 8.

15. Breakdown of Group's revenue and profit after tax for first half year and second half year

	2005 S$'000	2004 S$'000	Increase %
(a) Revenue (Continuing operations)			
- first half	2,095,518	1,455,688	44.0
- second half	1,750,119	1,723,376	1.6
Full year revenue	**3,845,637**	**3,179,064**	**21.0**
(b) Profit after tax before deducting minority interests			
- first half	278,296	180,963	53.8
- second half	897,342	284,744	215.1
Full year PAT	**1,175,638**	**465,707**	**152.4**

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

16(a)

	Current financial year ended 31/12/2005		
Name of Dividend	First & Final	Special	Total
Type of Dividend	Cash	Cash	Cash
Dividend Rate	6% per ordinary share (6 cents per share)	12% per ordinary share (12 cents per share)	18% per ordinary share (18 cents per share)
Par Value of Ordinary Share*	S$1.00	S$1.00	S$1.00
Tax Rate	20%	20%	20%
Total Annual Dividend after tax (S$'000)	**132,024** (see note)	**264,048** (see note)	**396,072** (see note)

16(b)

	Previous financial year ended 31/12/2004		
Name of Dividend	First & Final	Special	Total
Type of Dividend	Cash	Cash	Cash
Dividend Rate	5% per ordinary share (5 cents per share)	1% per ordinary share (1 cent per share)	6% per ordinary share (6 cents per share)
Par Value of Ordinary Share*	S$1.00	S$1.00	S$1.00
Tax Rate	20%	20%	20%
Total Annual Dividend after tax (S$'000)	**105,438**	**21,088**	**126,526**

Note : *The Board of Directors has recommended the above dividends for the financial year ended 31 December 2005. Payment of the said dividends is subject to the approval of shareholders at the forthcoming Annual General Meeting. The above dividend amounts are based on the number of issued shares as at 31 December 2005. The actual dividend payment can only be determined on books closure dates.*

** Par value of ordinary share was abolished on 30/1/2006.*

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Rose Kong
Company Secretary
16 February 2006



For Immediate Release
16 February 2006

CapitaLand's profit doubles to S$750.5 million for FY2005

An all-time high profit; Shareholders to be rewarded

Singapore, 16 February 2006 – The CapitaLand Group posted a profit after tax and minority interests (PATMI) of S$750.5 million for FY2005, more than double the comparable figure of S$305.7 million in FY2004. This is the highest ever recorded profit for the Group, with contributions from the Group's businesses, gains from the divestment of investment properties, as well as initiatives to unlock shareholder value like Raffles Holdings' sale of its hotel business. The Group proposes to reward shareholders with a total dividend of 18 cents.

On a continuing basis, i.e. excluding contributions and divestment gains from businesses that have been sold, the Group's earnings before interest and tax (EBIT) for FY2005 were S$860.3 million, which was 5.9% or S$47.9 million higher than the S$812.4 million achieved in FY2004. Excluding revaluation deficits of investment properties, EBIT for FY2005 was S$966.3 million, which was 13.2% higher compared to S$853.4 million in FY2004.

The Group's revenue for FY2005 was S$3,845.6 million, or 21.0% higher than the S$3,179.1 million recorded in the corresponding period. The higher revenue was due to better residential sales in Singapore and increased revenue from Australia. Moreover, the Group's businesses in financial services and serviced residences improved, contributing to the Group's higher revenue. Ascott's operations were boosted by the full year's consolidation of Citadines' revenue and better operational performance.

Financial Highlights:

S$ Million	**4Q 05 (3 mths)**	**4Q 04 (3 mths) restated**	**FY2005 (12 mths)**	**FY2004 (12 mths) restated**
Revenue	898.8	1,065.7	3,845.6	3,179.1
EBIT	254.4	284.2	860.3	812.4
EBIT (excl. reval.)	360.4	325.2	966.3	853.4
PATMI	93.2	111.5	750.5	305.7

Revenue from overseas operations was 73.9% of the Group's revenue, up from 65.9% a year ago. This in turn accounted for overseas EBIT contributing 79.1% of total EBIT. Overseas assets grew from 48.7% to 55.1% of the Group's total assets for the same period.

Dr Richard Hu, Chairman of CapitaLand Group, said, "With the divestments of the property management and hotel businesses, the Group now has a sharper focus on its property development, asset management and fund management businesses. It underscores the successful implementation of our 'Focus, Balance, Scale' strategy. We have focused on our core competences in the real estate and serviced residences businesses; balanced our portfolio of trading, investment and fee-based businesses; and increased the scale of our operations by growing rapidly in our chosen high growth markets.

"The Group will seek further opportunities in Asia's fast growing real estate markets. We are also benefiting from the favourable growth in the Singapore economy. In China, the government measures related to the property sector have stabilised the market, dampened speculation and moderated buyers' sentiment, which is good in the long-term as China will enjoy strong economic growth. Overall, the economic performance in the Asia-Pacific region is positive for all of the Group's operations."

Liew Mun Leong, President and CEO, CapitaLand Group, said, "We have ended the fifth year of our operations with a record profit, having successfully implemented our multi-local strategy to drive sustainable overseas earnings. In addition, we increased our real estate financial services and fee-based income and were active in capital management to increase our financial capacity to seek and secure business opportunities. We have expanded our footprint in two other high growth Asian cities, namely Ho Chi Minh City in Vietnam, and Mumbai in India.

"In Singapore, we have done well, especially in residential sales, retail management and office rental. In China, we acquired prime sites for future development and readied projects in Guangzhou and Ningbo for launch in 2006. The Ascott Group will grow its three brands in China, while we will open more retail malls to cater to the phenomenal growth in consumption in the country. Australand continued to perform strongly, as its strategy to balance development and recurring income bears fruit. The Group expects to have a good performance in 2006."

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by: CapitaLand Limited *(Co. Regn. 198900036N)*
Date: 16 February 2006

For more information, please contact:

Harold Woo
SVP, Investor Relations
Tel: 68233 210

Basskaran Nair
SVP, Communications
Tel: 68233 554

For the FY2005 CapitaLand Limited Financial Statements & Dividend announcement and slides, please visit our website www.capitaland.com

CapitaLand

CapitaLand Group Financial Year 2005 Results



16 February 2006

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.


CapitaLand

Liew Mun Leong



President & CEO
CapitaLand Group

CapitaLand

FY 2005 – Record Profit

- **PATMI of S$751 million – an all time high**
- **Reward shareholders – propose total dividend of 18¢**
  - — Ordinary dividend of 6¢, up 20% YoY
  - — Special dividend of 12¢
- **Created more than S$5 billion of shareholders' value**
  - — CapitaLand has created S$5.2 billion (based on share price of S$4.02 on 15th Feb) of shareholders' value over 5 years
  - — 5-year Compounded Average Growth Rate (CAGR) of 12%


CapitaLand

5-Year Shareholders Return

CL Share Price (S$)

4.50
4.00
3.50
3.00
2.50
2.00
1.50

2.35
71%
4.02

21-Nov-00
(1st day of trading as CapitaLand)

15-Feb-06

Market Cap (S$b)

13
12
11
10
9
8
7
6
5

6.75b
78%
12.0b
0.9
11.1

21-Nov-00
15-Feb-06

CL
Distributed CCT units

Total Value Created*


CapitaLand
S$5.3B

Listed entities within Grp**
S$8.6B

* Inclusive of dividends, CCT distributed less equity raised

** CapitaLand, Raffles Hldgs, Ascott Group, Australand, CCT, CMT

CapitaLand

FY 2005 – Consistent Business Strategy

- **Successful multi-local strategy drives sustainable overseas earnings**
  - Overseas business contributed 79% to Group EBIT
  - Expanded Asian footprint – accelerated growth in China, Japan, Malaysia and Thailand
- **Increase real estate financial services & fee income**
  - Achieved AUM of S$8.5 billion, up 38% YoY
  - On track to achieve target of S$13 billion AUM by 2007
- **Active capital management**
  - Significant improvement to ROE of 12.5%
  - Increased financial capacity, lower D/E ratio to 0.5
  - Greater strategic focus through divestment of hotels & PREMAS


CapitaLand

2005 Financial Results

(S$ million)	FY 2004	FY 2005	Change
Revenue	3,179.1	3,845.6	21.0%
PATMI	305.7	750.5	2.5x
EPS (S cents)	12.1	28.3	2.3x
ROE (%)	5.4	12.5	7.1%pts
NTA / share (S$)	2.10	2.41	14.8%

Record Profits
PATMI 2.5x

CapitaLand

Growth in Ordinary Dividend



12 ¢
1 ¢
4 ¢
5 ¢
+ 25%
6 ¢
+ 20%
2003*
2004
2005 (Proposed)
Ordinary
Special

- 12¢ special dividend
- 20% YoY increase in ordinary dividend

CapitaLand

Overseas Contributions – FY 2005

55% of Assets Overseas contributed 79% to Group EBIT

By Geographical Location

Total Assets – S$18.2b	Revenue – S$3,846m	EBIT – S$860m
China 18%	Australia & NZ, 53%	China 24%
Australia & NZ, 20%	China 12%	Australia & NZ, 29%
Other Asia* 10%	Other Asia* 2%	Other Asia* 15%
Europe 7%	Europe 7%	Europe 11%
Singapore 45%	Singapore 26%	Singapore 21%

* Includes Japan HK, M'sia, Cambodia, Vietnam, Philippines & Thailand

Overseas EBIT Growth – 74% CAGR from 2001-2005


CapitaLand

Highlights

CapitaLand

Major Achievements 2005

- **Residential**

  Singapore

  – Attained record sales of over S$1 billion
  – 880 homes sold in 2005
  – Acquired 3 new sites: Yielding 620 apartments
    - ➢ Alexandra Rd (350 apartments, GFA 47,739 sq m)
    - ➢ Dragon View (150 apartments, GFA 24,413 sq m)
    - ➢ Orchard Turn (~120 apartments, GFA 34,560 sq m)

  China

  – Acquired 3 new development sites:
    - ➢ Beijing (Dongzhimen; GFA 145,928 sq m)
    - ➢ Ningbo (Jiangbei; 1,300 units, commercial GFA 59,000 sq m)
    - ➢ Guangzhou (BaiYun; 3,000 units, GFA 356,623 sq m)


RiverGate
Beijing Orchid Garden


CapitaLand

Major Achievements 2005

- **Commercial & Integrated Development**
  - Monetised S$365 million of assets:
    - ➢ Pidemco Tower Shanghai, 31 Moorgate London & Four Seasons Hotel London
  - AIG Tower (former Furama Hotel site) – 97% occupancy, rents up to HK$100psf/mth


AIG

AIG Tower, Hong Kong



HSBC Building


CapitaLand

Major Achievements 2005

- **Retail**

  Singapore

  – Won landmark Orchard Turn tender with Sun Hung Kai Properties

  – Added value at Bugis Junction & re-vitalised Clarke Quay

  China

  – Secured pipeline of 21 Wal-Mart anchored malls:

  ➢ Opened 4 malls, located in Chongqing, Changsha, Wuhu & Weifang

  – Acquired Anzhen and Wangjing malls from Beijing Hualian (for S$360m)


Bugis Junction
Beijing Anzhen
La Park Mizue


CapitaLand

Major Achievements 2005

- **Financial Services**

Fund Management

- AUM hit **S$8.5 billion**, up **38% YoY**
- 1st Shari'ah compliant fund with Arcapita, investing S$500 million in Japan rental housing
- Launched CapitaLand China Development Fund, raising S$678 million
- CapitaRetail Japan Fund bought 3 malls – AUM of S$583 million

Advisory and Structuring

- Successful listing of LINK REIT, share price appreciated 61% from IPO
- Strategic partner to HKHA's LINK REIT with US$120 million investment

Listed REITs

- CCT acquired HSBC Building
- Commenced asset enhancement for Market Street Carpark.
- CMT purchased 4 malls, namely Jurong Entertainment Centre, Hougang Plaza, Sembawang Shopping Centre and Bugis Junction

CapitaLand

Strong Property Funds Business

S$ billion
9
8
7
6
5
4
3
2
1
0
AUM Growth
2.12
3.07
6.13
8.47
2002
2003
2004
2005
Eureka Office Fund
CCRF
Mezzo Capital
IPPFA
CMT
CCT
CCDF
CapitaRetail S'pore
CapitaRetail Japan
ArcCapital Residences



CapitaLand

Major Achievements 2005

- **Serviced Residence – The Ascott Group**
  - Record S$44.6 million PATMI from operations, up 2 times
  - Proposed setting up the Ascott Residence Trust (ART), the 1st Pan-Asian serviced residence REIT
- **Raffles Holdings**
  - Divested hotel business for gain of S$631 million
  - Raffles' FY 2005 PATMI of S$678 million
  - Asset enhancement at Raffles City Complex lifted contributions from Tincel Properties


Citadines Chongrui
The Ascott Sathorn

CapitaLand


CFO
CapitaLand Limited
Group Financials
CapitaLand

2005 Financial Results – Record Profits

(S$ million)	FY 2004	FY 2005	Change
PATMI	305.7	750.5	2.5x
EPS (S cents)	12.1	28.3	2.3x
Excluding Revaluations *			
PATMI	347.7	830.5	2.4x
PATMI (Cont. Ops) ^	333.1	387.6	↑ 16.4%

* FY2005 results contain S$80 mil (FY2004: S$42 mil) of net revaluation deficit.

^ Excludes contribution from PREMAS & the hotel business for both years (2004: S$14.6 mil & 2005: S$18.0 mil) and divestment gains from the sale of PREMAS (S$31.1 mil) and the hotel business (S$393.8 mil) in FY 2005.


CapitaLand

Continuing Ops EBIT by SBUs


FY 2004
S$812 million
Residential
70%
Raffles
6%
Ascott
8%
Financial
Svcs
3%
Retail
7%
Commercial & Integrated Devt
6%


FY 2005
S$860 million
Raffles
7%
Residential
55%
Ascott
14%
Financial
Svcs
6%
Retail
15%
Commercial & Integrated Devt
3%


CapitaLand

Improved Financial Capacity

	FY 2004	FY 2005	Change
Net Debt (S$ million)	5,279	4,501	Improved
Equity (S$ million)	7,414	9,028	Improved
Net Debt / Equity *	0.71	0.50	Improved
% of Fixed Rate Debt	74	61 *	Satisfactory

* For every 0.10 increase in the Net Debt / Equity ratio, the CapitaLand has the capacity to borrow an additional S$900+ mil

^ Absolute loan quantum has decreased


CapitaLand

Very Healthy Debt Coverage

	FY 2004	FY 2005	Change
Finance Cost (S$ million)	263.6	274.6	Stable
Interest Cover Ratio (ICR)	4.6	9.2	Improved
Interest Service Ratio (ISR)	5.3	8.5	Improved

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$


CapitaLand

Balance Sheet Capacity

S$ Bil

10
9
8
7
6
5
4

Equity

Net Debt

2000 2001 2002 2003 2004 2005

1.0
0.9
0.8
0.7
0.6
0.5
0.4

D/E (LHS)

ICR (RHS)

ISR (RHS)

12.0
10.0
8.0
6.0
4.0
2.0
0.0

2000 2001 2002 2003 2004 2005


CapitaLand

Going Forward

CapitaLand

Bright Growth Prospects

Right Geography, Right Timing, Strong Balance Sheet

- **Asian Real Estate markets growing strongly**
  - Property cycle upturn driven by high economic growth
  - Global capital keen to invest in Asian real estate
  - CapitaLand – a trusted intermediary for Asian real estate investments
- **Financial strength**
  - Strong balance sheet and low debt equity ratio

    => Financially capable to participate in mega projects locally & abroad
  - Strong share currency => strengthened acquisition power
  - Strong position to tap into growth opportunities


CapitaLand

Residential

- **Singapore**
  - Rising foreign demand
  - Developer of premium homes, commanding price premium
  - Strong sales in 2005 will translate to robust earnings
  - Landbank of approximately 2.55m sf of GFA (including Orchard Turn)
- **China**
  - Strong long term underlying demand
  - Expand beyond current presence in Shanghai, Beijing and Guangzhou
  - Creation of more private funds to accelerate growth
  - Exploit strong financial capacity
- **Australia**
  - On target to raise proportion of recurrent income to 65% of earnings
  - Continues to be a substantial earnings contributor


CapitaLand

New Markets – Next Engine of Growth

Residential Development – Launches

- **Thailand**
  - Launched 3rd project in Bangkok, The Empire Place
  - Doubling developments – 4 on-going projects
    - ➢ Sukhumvit 24 (320 units), Royal Residence (79 bungalows), Pattaya site (85 units) & North Park Ph 1 (160 units)
- **Malaysia**
  - Stepping up development activities,
    - ➢ Building landmark condo at Jalan Mayang
    - ➢ Launching early 2007
- **India**
  - 1st JV project in upcoming Ghatkopar area, Mumbai
  - Building more than 500 units (GFA 50,000 sqm)
  - Launching late 2006
- **Vietnam**
  - 1st JV project in An Phu, District 2, Ho Chi Minh
  - Phase 1 of 3 to build 300 upper mid class apartments
  - Launching end 2006

Royal Residence

Athenee Residence

Retail – Asia's Leading Retail Mall Player

Owner and Manager of 46 Shopping Malls

- **Singapore – Largest Retail Mall Player**
  - 16 malls : NLA over 5.6million sq ft, asset size over US$3.5 billion
  - Vivo City, opening in Oct 06, will be the largest mall in S'pore
  - Orchard Turn, iconic retail cum residential development, will be the Centre of Gravity along Orchard Road
- **China – Strong Presence**
  - 26 malls : NLA over 13million sq ft, asset size over US$1.1 billion
  - First right to invest in at least 70% of Wal-Mart anchored malls under SZITIC joint venture up to 2010
  - Potential to grow China portfolio to more than 4 mil sq m by 2010
  - Potential pipeline of approximately 100 malls
- **Japan – Growing Presence**
  - 4 malls : NLA over 1.3 million sq ft, asset size over US$340 million
  - Potential to grow asset size of CapitaRetail Japan fund to S$2.2 billion


CapitaLand

Retail

- **Orchard Turn**
  - Landmark development, direct connectivity to Orchard MRT
  - 1.35m sf of GFA; 70-75% retail & 25-30% residential
  - Luxury apartments atop of vibrant high end retail mall
  - S$2.2 billion project, TOP targeted for 4Q2008 (retail)


Night View of Orchard Turn, Artist impression

Integrated Developments

- **Integrated Leisure, Entertainment, Conventions (iLEC)**
  - Submitting Request for Proposal (RFP) for Marina Bay IR concept to government on Mar 29
  - Leverage on MGM MIRAGE and CapitaLand's development, hospitality / resort, retail, F&B, entertainment, MICE and asset management expertise


Fountains of Bellagio


Cirque du Soleil's Ka
MGM Grand Las Vegas


Cirque du Soleil's O
Bellagio


O
CIRQUE DU SOLEIL

CapitaLand

MGM for Marina Bay Integrated Resort









Dominant player in Las Vegas:

- **Experienced in Asia** – 28 years relationship with Asian high-rollers; marketing offices throughout SE & NE Asia; 50% of Asian player market in Vegas
- **Entertainment** – 19,000 seats to 15 different permanent production shows in Vegas + >US$1.5m potential ticket sales per night; exclusive relationship with Cirque du Soleil in Vegas; added more than 23 nightclubs over last 2 years
- **F&B** – Runs more than 150 restaurants in their Vegas properties alone, many with top-named chefs
- **MICE** – Largest player in Las Vegas: 50% of privately-held MICE space in Vegas, more than 2.5m sq ft
- **Known for Rejuvenation / Reinvestment** – US$167m for Ka at MGM Grand Theatre; US$40m for Bellagio fountains



Treasure Island
Tangerine


STUDIO 54

MGM Grand Las Vegas
Studio 54


CapitaLand

Marina Bay Integrated Resort

Strong Contender:

- RFP calls for seasoned developer and operator with strong access to tourist market
- MGM strong in Entertainment business development
- Together, MGM and CapitaLand have extensive development experience
- 'Starchitects' will bring iconic, modern and compelling design which will integrate with surrounding Gardens by the Bay and civic attractions



Mandalay Bay
Convention Centre
MGM Grand Las Vegas
Treasure Island
New York - New York
The Mirage
Mandalay Bay

Other Integrated Developments

- **Raffles City Beijing**
  - Integrated development of office, retail, residential and serviced residence – 97,665 sq m above ground; 48,263 sq m below ground
  - Tapping on bustling area of Dongzhimen (东直门), 2nd Ring
    - ➢ Established commercial and residential area
    - ➢ Located diagonally across the busiest transportation hub in Beijing



CapitaLand

Other Integrated Developments

- **Selegie Complex re-development**
  - Vibrant development of office, retail, SOHO and serviced residence
  - Tapping on growing catchment from
    - ➢ Urbanites and spill over traffic from Orchard Rd
    - ➢ Student communities from neighboring NAFA & SMU



Night View of Selegie Complex

Office space with sky terrace

Financial Services

- **Real Estate Investment Trust (REIT)**
  - Listed REITs to double asset portfolio
  - Plans to launch overseas REITs
- **Fund Management**
  - Launching property funds across Asia, targeting AUM of S$13 billion
  - To rank within the top 10 global fund managers of property fund & financial services products
- **Financial Advisory & Structuring**
  - Explore opportunities beyond strategic partner role to LINK REIT
  - CapitaLand Amanah to invest and provide advisory services for Shari'ah compliant real estate products, target fund size of US$500 million


Capital Tower
HSBC Building
Raffles City Shanghai

Serviced Residence – The Ascott Group

- **ART – Another REIT from CapitaLand Group**
  - 1st pan-Asian REIT
- **Integrated platform to spearhead growth strategy**
  - Creation of ART as a capital efficient vehicle
  - The Ascott Group focuses on management and development / acquisition of properties for warehousing purpose
- **On track to achieve 25,000 apartment units by 2010**
  - Expand aggressively in Asian markets
  - Broaden reach with Citadines brand



Factors Powering Growth & TSR

CapitaLand

Strong Financial Capacity
& Capital Efficient Model

Financial Services
REITS & Private Fund Management

Strong Domain & Market Knowledge
Complete Real Estate Value Chain

Asia's Rapid Growth
Driving Incomes & Real Estate Demand

REAL ESTATE SECTORS

Residential
Commercial
Retail
Integrated
Hospitality

REAL ESTATE VALUE CHAIN

Investor
+
Developer
+
Operator
+
Manager
+
Financial Advisor

Market Timing

CapitaLand Group Vision 2010

Aspires to be a world class entrepreneurial, prosperous and lasting real estate company; led and managed by people with core values respected by business and social communities

- Ranked among the top real estate companies in Asia
- Reputed for its innovative and quality real estate products & services
- Strong global network of long term investors and blue chip partners
- Attracts, develops and retains a diversity of top talents
- Delivers consistently above market total shareholders' returns


CapitaLand


Thank You
Questions?
CapitaLand